
November 11, 2022

Lynn Kirkpatrick
President, Chief Executive Officer & Director
Ensysce Biosciences, Inc.
7946 Ivanhoe Avenue, Suite 201
La Jolla, CA 92037

> **Re: Ensysce Biosciences, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 28, 2022**
> **File No. 333-268038**

Dear Lynn Kirkpatrick:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Please revise your cover page to disclose the volume of securities you are offering on a best-efforts basis as required by Item 501(b)(2) of Regulation S-K. Also, please revise to remove any disclosures suggesting that the volume of securities has not been established. In this regard, please remove the following disclosure from the cover page: "All share, warrant, and pre-funded warrant numbers are based on an assumed combined public offering price of $___ per share and accompanying warrants." For additional guidance, refer to Securities Act Rules Compliance and Disclosure Interpretations Question 227.02.

2. Given that this is a best-efforts, no minimum offering in which your placement agent is not required to arrange for the purchase and sale of any specific number or dollar amount of shares and that you may not sell the entire amount of common stock and warrants being

offered, please delete references on the cover page and elsewhere to the total dollar amount of proceeds ($12.5 million).

3.   We note that your placement agent, Lake Street, will sell the securities on a "best efforts" basis. Please revise to state on the cover page, and elsewhere as appropriate, the date the offering will end. Refer to Regulation S-K, Item 501(b)(8)(iii).

4.   We note your disclosure that you expect to deliver your shares, pre-funded warrants, and warrants to investors on or about an as yet to be determined date in 2022. Given that this is language typically included in a firm commitment underwritten offering and you have indicated this is a best efforts offering, please advise us of the reason for this disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alan Campbell at (202) 551-4224 or Joe McCann at (202) 551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences